SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________
GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ❒  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ❒ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ❒ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❒ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V. By: /s/ Gonzalo Alarcon Name: Gonzalo Alarcon Date: January 5, 2010 Title: General Counsel

English translation

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
GENERAL EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETING
FIRST CALL

As resolved by the Board of Directors in its meeting held on December 8, 2009 and pursuant to clause 38 and other applicable clauses of the By-laws and article 181 and other applicable articles of the General Law of  Business Corporations (Ley General de Sociedades Mercantiles) and the Securities Market Law (Ley del Mercado de Valores), the shareholders of Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) are hereby called to a General Extraordinary and Ordinary Shareholders Meeting to be held on January 28, 2010 starting at 10:30 a.m. in the Company’s office located at C. Guillermo Gonzalez Camarena No.2000, PH, Col. Centro de Ciudad Santa Fe, in Mexico, Federal District, to discuss the following:

A G E N D A

I.	Proposal, discussion and, in its case, the approval of the amendment to clause 21 of the Company By-laws. Resolutions in that regard.

II.
Proposal, discussion and, in its case, the approval of the appointment and/or ratification of the members of the Board of Directors, the Secretary and Alternate Secretary, as well as the members of the several Committees of the Company and their Secretaries and Alternate Secretaries, as well as the determination of their emoluments. Resolutions in that regard.

III.	Resolutions in regard to the appointment of the special delegates of the Meeting that shall execute and formalize the resolutions adopted therein.

In accordance with clause 43 of the By-laws of the Company and articles 128 and 129 of the General Law of Business Corporations (Ley General de Sociedades Mercantiles), 290 of the Stock Market Law (Ley del Mercado de Valores), and others applicable, only the persons registered as shareholders in the Shareholders Registry Book, as well as such persons that submit the securities certificates issued by a securities depositary, supplemented by the list of the owners of such securities prepared by depositors to such effect, will be entitled to attend or be represented at the Meeting, subject to the applicable provisions of the Stock Market Law (Ley del Mercado de Valores). Shareholders are entitled to attend the Meeting personally or represented by proxy, subject to the provisions of the By-laws. With respect to proxies, the shareholders may be represented at the Meeting by such person(s) appointed by means of a proxy letter or a general or special power of attorney granted in accordance with applicable laws or the form referred to in article 49, section III of the Stock Market Law, which are available pursuant to the Stock Market Law. Consequently, the shareholders must present the corresponding admission card, which needs to be requested no later than the day immediately preceding the date of the Meeting, in the office of the Secretary of the Company located at Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F., C.P. 01210, to which effect, they shall deposit at the office of the Secretary the share certificates that represent the corresponding shares or the deposit certificates issued in connection with said shares by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a domestic or foreign bank or any authorized brokerage firm. In order to obtain the aforementioned admission card, depositors of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, shall enclose the lists evidencing the names of the shareholders to the certificates issued by said institution. Said admission cards and forms may be requested at the aforementioned office of the Secretary of the Company, as of the date the release of this call of meeting up to the day immediately preceding the date of the Meeting, on business days and during working hours. Furthermore, in accordance with article 49, section I, of the Stock Market Law (Ley del Mercado de Valores) and clause 43 of the By-laws, the information referred to in the Agenda shall be available to the shareholders or their representatives at the same address referred to above, at least fifteen calendar days prior to the date of the Meeting.

México, D.F., December 28, 2009

___________/S/__________ Gonzalo Alarcón I. Secretary of the Board of Directors
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